

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 8-K

# Current Report

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **January 27, 2015**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

001-11241
(Commission File Number)

| Delaware | 37-1105865 |
| --- | --- |
| (State or other jurisdiction of incorporation) | (IRS Employer Identification Number) |

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02. Results of Operations and Financial Condition.**

On January 27, 2015, Caterpillar Financial Services Corporation issued a press release reporting financial results for the year and fourth quarter ended December 31, 2014. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

**Item 9.01. Financial Statements and Exhibits.**

  d)    Exhibits:
        99.1        Caterpillar Financial Services Corporation press release dated January 27, 2015

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**SIGNATURES**

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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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**Caterpillar Financial Services Corporation**

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Date: January 27, 2015                By: */s/ Leslie S. Zmugg*
                                        Leslie S. Zmugg
                                        Secretary

EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Caterpillar Financial Services Corporation press release dated January 27, 2015 |

Exhibit 99.1

# Caterpillar Financial Services Corporation
## 4Q 2014 Earnings Release

January 27, 2015

**FOR IMMEDIATE RELEASE**

---

### Cat Financial Announces 2014 Year-End Results

**Full-Year 2014 vs. Full-Year 2013**

Cat Financial reported revenues of $2.89 billion for 2014, an increase of $100 million, or 4 percent, compared with 2013. Profit after tax was $535 million, a $22 million, or 4 percent, increase from 2013.

The increase in revenues was primarily due to a $110 million favorable impact from higher average earning assets, partially offset by a $20 million unfavorable impact from lower average financing rates.

Profit before income taxes was $753 million for 2014, compared with $694 million for 2013. The increase was primarily due to a $49 million favorable net impact from higher average earning assets and a $40 million improvement in net yield on average earning assets, partially offset by a $38 million increase in provision for credit losses (largely a result of the absence of a favorable adjustment that occurred during the fourth quarter of 2013).

The provision for income taxes reflects an annual tax rate of 28 percent for 2014, compared with 25 percent for 2013. The 2013 annual tax rate of 25 percent excludes a benefit of $7 million, reflecting the impact of the American Taxpayer Relief Act. The increase in the annual tax rate is primarily due to an unfavorable geographic mix of profits from a tax perspective.

Retail new business volume for 2014 was $12.68 billion, a decrease of $414 million, or 3 percent, from 2013. The decrease was primarily related to lower volume in Mining and Asia, partially offset by increases in North America.

At the end of 2014, past dues were 2.17 percent, compared with 2.81 percent at the end of the third quarter of 2014 and 2.47 percent at the end of 2013. Write-offs, net of recoveries, were $99 million for 2014, compared with $124 million for 2013. Full-year 2014 write-offs, net of recoveries, were 0.35 percent of average annual retail portfolio, compared with 0.46 percent in 2013.

At year-end 2014, Cat Financial's allowance for credit losses totaled $401 million or 1.36 percent of net finance receivables, compared with $387 million or 1.33 percent of net finance receivables at year-end 2013. The overall increase of $14 million in allowance for credit losses during the year reflects a $9 million increase associated with the higher allowance rate and a $5 million increase in allowance due to an increase in the Cat Financial net finance receivables portfolio. The higher allowance rate reflects an allowance increase tied to adverse political and economic developments in several markets that we currently serve, partially offset by write-offs taken in 2014.

## Fourth-Quarter 2014 vs. Fourth-Quarter 2013

Cat Financial reported fourth-quarter 2014 revenues of $703 million, a decrease of $8 million, or 1 percent, compared with the fourth quarter of 2013. Fourth-quarter 2014 profit after tax was $108 million, a $50 million, or 32 percent, decrease from the fourth quarter of 2013.

The decrease in revenues was primarily due to a $23 million unfavorable impact from lower average financing rates, partially offset by a $14 million favorable impact from higher average earning assets.

Profit before income taxes was $166 million for the fourth quarter of 2014, compared with $204 million for the fourth quarter of 2013. The decrease was primarily due to $23 million higher provision for credit losses (largely a result of the absence of a favorable adjustment that occurred during the fourth quarter of 2013) and the absence of a $17 million currency gain that occurred during the fourth quarter of 2013.

The provision for income taxes reflects an annual tax rate of 28 percent in the fourth quarter of 2014, compared with 25 percent in the fourth quarter of 2013. The increase in the annual tax rate is primarily due to an unfavorable geographic mix of profits from a tax perspective.

During the fourth quarter of 2014, retail new business volume was $3.31 billion, a decrease of $330 million, or 9 percent, from the fourth quarter of 2013. The decrease was primarily related to lower volume in Mining, Asia and Europe, partially offset by increases in North America.

"We are pleased with the overall performance of our business during 2014 including continued strong portfolio health during the year," said Kent Adams, president of Cat Financial and vice president with responsibility for the Financial Products Division of Caterpillar Inc. "With our ongoing focus on expanding our ability to serve customers globally through financial services excellence, we remain well-positioned to serve the needs of Caterpillar, Cat dealers and our growing customer base worldwide."

For over 30 years, Cat Financial, a wholly owned subsidiary of Caterpillar Inc., has been providing financial service excellence to customers. The company offers a wide range of financing alternatives to customers and Cat® dealers for Cat machinery and engines, Solar® gas turbines and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout North and South America, Asia, Australia and Europe, with its headquarters in Nashville, Tennessee.

Caterpillar contact: Rachel Potts, 309-675-6892 or 309-573-3444, Potts_Rachel_A@cat.com

**STATISTICAL HIGHLIGHTS:**

### FOURTH-QUARTER 2014 VS. FOURTH-QUARTER 2013
### (ENDED DECEMBER 31)
(Millions of dollars)

|  | 2014 | | 2013 | | CHANGE |
|---|---|---|---|---|---|
| Revenues | $ | 703 | $ | 711 | (1)% |
| Profit Before Income Taxes | $ | 166 | $ | 204 | (19)% |
| Profit After Tax | $ | 108 | $ | 158 | (32)% |
| Retail New Business Volume | $ | 3,308 | $ | 3,638 | (9)% |
| Total Assets | $ | 35,176 | $ | 35,114 | — % |

### FULL-YEAR 2014 VS. FULL-YEAR 2013
### (ENDED DECEMBER 31)
(Millions of dollars)

|  | 2014 | | 2013 | | CHANGE |
|---|---|---|---|---|---|
| Revenues | $ | 2,885 | $ | 2,785 | 4 % |
| Profit Before Income Taxes | $ | 753 | $ | 694 | 9 % |
| Profit After Tax | $ | 535 | $ | 513 | 4 % |
| Retail New Business Volume | $ | 12,676 | $ | 13,090 | (3)% |

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS